Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

CHANGE OF DIRECTORS AND SENIOR MANAGEMENT

The Board hereby announces that:

1.	With effect from January 1, 2023, Mr. SHEN Yanan will resign as an executive Director and the President of the Company.

2.	With effect from January 1, 2023, Mr. MA Donghui will be appointed as an executive Director and the President of the Company.

3.	With effect from December 12, 2022, Mr. XIE Yan will be appointed as the chief technology officer of the Company.

The board of directors (the “Board”) of Li Auto Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities the “Group”) hereby announces the below changes to the Board and the senior management of the Company.

RESIGNATION OF EXECUTIVE DIRECTOR AND PRESIDENT

The Board announces that Mr. SHEN Yanan (“Mr. Shen”) has tendered his resignation as an executive Director and the President of the Company with effect from January 1, 2023 in order to devote more time to his personal affairs. Mr. Shen will also step down from his other positions at the Group, and his last day with the Company is expected to be around the end of June 2023 to ensure a smooth transition. Mr. Shen has confirmed that he has no dispute or disagreement with the Board or the Company and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Mr. Shen for his valuable contribution to the Company during his tenure of office.

APPOINTMENT OF EXECUTIVE DIRECTOR AND PRESIDENT

The Board is pleased to announce that Mr. MA Donghui (“Mr. Ma”) has been appointed as an executive Director and the President of the Company with effect from January 1, 2023.

The biographical details of Mr. Ma are set out below.

Mr. Ma, aged 48, has served as the Group’s chief engineer since September 2015. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. and Jianshi International Automotive Design (Beijing) Co., Ltd. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1999 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Mr. Ma has entered into a service contract with the Company for a term of three years commencing from January 1, 2023, subject to retirement and re-election as and when required under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) and the Company’s articles of association. According to the terms of Mr. Ma’s appointment, Mr. Ma will not receive any remuneration in his capacity as an executive Director.

Save as disclosed above, as at the date of this announcement, Mr. Ma has confirmed that he does not hold (i) any other position with the Company or other members of the Group; (ii) any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) any other major appointments and professional qualifications.

As at the date of this announcement, Mr. Ma is interested in an aggregate of 9,000,000 class A ordinary shares of the Company underlying options granted to him by the Company pursuant to the Company’s share incentive plans adopted on July 2, 2019 and July 9, 2020. Save as disclosed above, as at the date of this announcement, Mr. Ma has also confirmed that he does not have any relationship with any Director, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Stock Exchange relating to Mr. Ma’s appointment.

The Board would like to express its warmest welcome to Mr. Ma on his appointment.

APPOINTMENT OF CHIEF TECHNOLOGY OFFICER

The Board is pleased to announce that Mr. XIE Yan (“Mr. Xie”), currently the Company’s senior vice president, has been appointed as the chief technology officer of the Company and a member of the Company’s senior management team with effect from December 12, 2022.

The biographical details of Mr. Xie are set out below.

Mr. Xie, aged 43, has served as the Company’s senior vice president since July 18, 2022. Mr. Xie has extensive work experience in the technology sector. Prior to joining the Company, Mr. Xie served as a vice president of software engineering at the consumer business group and the head of the device OS department at Huawei Technologies for three years, chief architect of AliOS system, and a general manager at Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988) for five years, and worked at Intel Corporation for six years. Mr. Xie received a bachelor’s degree in information electrical engineering from Zhejiang University in 2001 and a master’s degree in computer engineering from the University of Delaware in 2003.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, December 9, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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